Mail Stop 4561

July 1, 2008

Lanny H. Michael
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

>   **Re: Intermec, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 3, 2008**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed March 27, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 11, 2008**
>   **File No. 001-13279**

Dear Mr. Michael:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Markets and Customers, page 10

1.   We note that Intermec serves customers from offices in the Middle East. Please provide us with a list of the countries in the Middle East with which you, your subsidiaries or other affiliated entities, currently, or currently intend to, do business. Please include in the list countries from which you derive revenues and tell us the amount of revenues and/or expenses associated with each country, to the extent material.

2.   On pages 11 and 85 you indicate that in 2007 and 2006, one customer accounted for more than 10% of your revenues. Please clarify why you did not identify this customer in response to Item 101(c)(1)(vii) of Regulation S-K. Identification is required under that disclosure guideline (vii) unless Intermec would not be materially adversely affected by the loss of this customer. If you believe identification is unnecessary because Intermec would not be materially adversely affected by the loss of this customer, please provide us a detailed explanation of the basis upon which you concluded that identification was not necessary. Additionally, please explain the nature of Intermec's relationship with this customer. Specifically, explain whether one or more contracts exist under which Intermec provides goods and services to this customer. This information should be described in the Business section of the filing. Also, if a contract exists it should be filed as an exhibit if Intermec is substantially dependant upon that contract.

Item 1A. Risk Factors, page 15

3.   Please tell us what consideration you gave to including a discussion in your Risk Factors section of the impact losing the above referenced customer may have on your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

4.   Please consider expanding your "Overview" of management's perspective on Intermec to provide additional context for the remainder of the management's discussion and analysis. For example, identify the factors that Intermec's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing Intermec

and how management is dealing with these issues. We note your disclosure regarding your strategies. Consider enhancing your disclosure to address any material trends regarding these strategies. Refer to Release No. 33-8350.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Note A. Significant Accounting Policies

Restatement, page 12

5.   We note that you have restated your Statements of Cash Flows for 2005 and 2006. Please tell us why you did not file an Item 4.02 Form 8-K.

Definitive Proxy Statement Filed on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 24

6.   Your compensation discussion and analysis refers to individual target opportunities under the MICP that ranged from 50% to 100% of your officers' salaries. But you do not appear to provide a readily understandable explanation of the manner in which the target levels were set. We note the text in the final paragraph on page 27, but the nature and amount of the changes in the target opportunities from the prior year is not clear. Your disclosure should explain how you arrived at the individual target opportunity levels Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.

7.   With respect to PSU and stock option awards, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric(s). Discuss the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts. To facilitate an understanding of the compensation earned, it appears that you should disclose for the fiscal year: (1) the aggregate dollar amount of the plan funding amount pool; (2) the dollar amount of the maximum amount, based on percentage assigned, that an executive officer could be awarded; and (3) the dollar amount of the actual awards provided to the named executive officers during fiscal 2007.

8.   You indicate that for 2007 the Committee used two peer groups, one group consisting of 24 selected companies and the other consisting of 48 companies from Radford Technology. It appears that Intermec used these peer companies for benchmarking data for its other executives for Fiscal Year 2007 compensation decisions, yet elected to not disclose these peer group companies. Please clarify whether the identities of the 48 companies from Radford Technology are widely known and/or disseminated and, if so, how. Further, in future filings, please consider informing investors how they may obtain information regarding the identities of the companies in this comparison/peer group.

9.   You provide minimal discussion and analysis of the effect of individual performance on base salary despite disclosure suggesting it is a significant factor considered by the Committee. Please explain what elements of individual performance the Committee considered and how these elements affected the CEO's salary and the salaries of Intermec's other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief